FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of November and December, 2006

Cusac Gold Mines Ltd. (File #0-000000)
(Translation of registrant's name into English)

1600 – 409 Granville Street, Vancouver, BC V6C 1T2
(Address of principal executive offices)

Attachments:
1. News Release dated November 7, 2006
2. News Release dated November 22, 2006
3. News Release dated December 12, 2006
4. News Release dated December 18, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.
(Registrant)

Date: January 31, 2007

By: *"David H. Brett"*
         David H. Brett
Its: President & CEO



CUSAC
gold mines ltd.

1600 – 409 Granville St.
Vancouver, B.C. V6C 1V5

FOR IMMEDIATE RELEASE

$1 Million Financing Planned for Table Mountain Drilling

Vancouver, BC, November 7, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the "Company"), reports that the Company intends to raise up to $1,000,000 for new drilling at its 100% owned Table Mountain Property in Northern BC. The Company intends to issue up to 3,846,154 flow-through units at $0.26 with a half warrant at $.34 in two or more tranches. The Company has received conditional regulatory approval to the placement, and has completed the initial tranche of $400,000 of the offering, issuing 1,539,000 common shares restricted from trading until March 7, 2007 and 769,500 warrants where each warrant enables the holder to purchase 1 common share for one year at $.34 per share expiring November 6 2007. Finder's compensation consisting of 7% in cash and 107,730 warrants to acquire 107,730 units at $0.26 per unit was paid for the first tranche. Additional compensation may be payable respecting the balance of the offering. The Company expects to close the entire placement on or before November 30, 2006. Different hold periods and warrant expiry periods will apply to future tranches.

"This new funding will enable Cusac to move forward aggressively with drilling on possible extensions of the Rory Vein, down-dip potential in the Maura Jennie Vein area, and open-pit potential at the Switchback target," said Cusac CEO David Brett. "Whereas our Taurus II focuses on the long term potential of the Cassiar Gold Camp, our next phase of drilling focuses on targets that could impact Table Mountain gold production over the short and medium term."

Cusac Gold Mines, Ltd. is a gold mining company in existence since 1966. Cusac has a dominant land position in the Cassiar Gold Camp of northern BC, and is re-starting gold production from high-grade quartz veins on Table Mountain. Cusac also owns over 30% of the low-grade, bulk tonnage, million-ounce resource at the Taurus deposit, and is exploring for more bulk-tonnage, disseminated gold mineralization nearby at its 100% owned Taurus II project. Please visit our website www.cusac.com for more details.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may", "plans", will", "estimate", "continue", "anticipates", "intends", "expects" and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Cusac's exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

CUSAC
gold mines ltd.

FOR IMMEDIATE RELEASE

Oro System Yields 2.25 Meters of 7.32 Grams Gold (0.214 opt)
Deep Drilling Underway on Table Mountain

Vancouver, BC, November 22, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the "Company"), reports that Phase I assay results from the Company's 21 hole Taurus II exploration program include 2.25 meters (all lengths reported are core lengths) grading 7.32 grams gold per tonne (0.227 ounces per ton) on the Oro South Structure, 3.05 meters grading 3.61 grams gold per tonne (0.112 ounces per ton) on the Oro Vein, and 28.35 meters grading 1.04 grams per tonne gold (0.034 ounces per ton) on the Blue Zone. The Company also reports that deep drilling now is underway to test the down-dip potential of previously productive veins on Table Mountain.

As previously reported, a new mineralized quartz vein, the "Oro Vein" has been discovered in the north-east portion of the 2006 Taurus II Project area. To date, an east-west strike length of 225 meters has been delineated on the steeply south dipping vein. The Oro South structure, approximately 15m south of and approximately parallel to the Oro Vein, has been intersected over a strike length of 150m. Significant grades have been intersected in holes 06TII-7 through 06TII–11 over a 100m strike length and the system is open to the west.

The Blue Zone, characterized by quartz stringer zones in intensely altered pyritic volcanics, located approximately 1.3 km to the west of the Oro Vein System, has also yielded interesting results. The Blue Zone is on strike of the Oro Vein System and may be related to it. Significant composite assays from both the Blue Zone and the Oro Vein System are tabulated below.

Hole ID	From (m)	To (m)	g/T	oz/t	m Core	Structure
06TII-07	125.40	137.30	0.96	0.03	11.90	ORO
incl	130.90	137.30	1.43	0.04	6.40	ORO
06TII-10	145.15	156.30	0.68	0.02	11.15	ORO
06TII-11	160.10	169.15	1.67	0.05	9.05	ORO
incl	166.10	169.15	3.61	0.11	3.05	ORO
06TII-07	111.95	114.00	5.07	0.15	2.05	ORO S
incl	111.95	113.40	6.96	0.20	1.45	ORO S
06TII-09	107.50	111.75	4.11	0.12	4.25	ORO S
incl	107.50	109.75	7.32	0.21	2.25	ORO S
06TII-16	63.70	92.05	1.04	0.03	28.35	Blue
incl	81.14	88.60	1.86	0.05	7.46	Blue

"The Oro Vein System is one of the largest mineralized structures known on the Table Mountain Property, and the assays to date indicate that this is a gold bearing system," said VP of Exploration Lesley Hunt. "We have really just begun to explore this structure as it remains open at depth and along strike, both to the east and west. The mineralogy of the Oro Vein System is very typical of other past producing, high-grade veins in the Cassiar Gold Camp."

"Our 2006 Taurus II exploration program set out to find new discoveries on the Table Mountain property, and I'm pleased that our team has come up with two promising new finds," said Cusac CEO David H. Brett. "The Oro assay results confirm that we have discovered a potentially significant new high-grade gold bearing structure and the Blue Zone assays confirm the presence of yet another low grade system."

Gold Production Update

Development of the Rory Vein is ongoing with a sub-drift currently being driven on the vein. Development ore from this work is being stockpiled for processing expected to start the first week of December.

Garth D. Kirkham, BSc, PGeoph, PGeo, is a Cusac Director and Qualified Person for the technical portion of this News Release under National Instrument 43-101. All assays reported in this news release were prepared by Eco Tech Laboratory Limited of Kamloops, BC.

Cusac Gold Mines, Ltd. is a gold mining company in existence since 1966. Cusac has a dominant land position in the Cassiar Gold Camp of northern BC, and is re-starting gold production from high-grade quartz veins on Table Mountain. Cusac also owns over 30% of the low-grade, bulk tonnage, million-ounce resource at the Taurus deposit, and is exploring for more bulk-tonnage, disseminated gold mineralization nearby at its 100% owned Taurus II project. Please visit our website www.cusac.com for more details.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)

Email: info@cusac.com
Web: www.cusac.com



1600 – 409 Granville St.
Vancouver, B.C. V6C 1V5

FOR IMMEDIATE RELEASE

CUSAC CLOSES CDN$954,330 PRIVATE PLACEMENT

Vancouver, BC, December 12, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the "Company"), is pleased to report that the Company has closed the private placement announced on November 7, 2006. Sold under the offering were 3,670,500 flow-through units priced at $0.26 for total gross proceeds of $954,330. The proceeds of the financing will be used for mineral exploration expenses at the Company's Table Mountain Property in Northern BC.

Each flow-through unit consists of one common share and one half of a share purchase warrant with each whole warrant exercisable to purchase a non flow-through common share at a price of $0.34 per share for a period of one year. All shares and warrants issued under the private placement are subject to a hold period expiring four months and a day from the date of issuance.

The Company has paid a total of $7,116.20 in cash and 250,300 agent's options as finders fees. Each agent's option entitles the holder to purchase a non flow-through unit of the Company for a period of one year at a price of $0.26 per unit. Each non flow-through unit consists of one common share and one half of a share purchase warrant with each whole warrant exercisable to purchase a non flow-through common share at a price of $0.34 per share for a period of one year from the issuance of the agent's options.

The Company has also arranged a private placement of 76,924 common shares at $0.26 per share.

Cusac Gold Mines, Ltd. is a gold mining company in existence since 1966. Cusac has a dominant land position in the Cassiar Gold Camp of northern BC, and is re-starting gold production from high-grade quartz veins on Table Mountain. Cusac also owns over 30% of the low-grade, bulk tonnage, million-ounce resource at the Taurus deposit, and is exploring for more bulk-tonnage, disseminated gold mineralization nearby at its 100% owned Taurus II project. Please visit our website www.cusac.com for more details.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com



1600 – 409 Granville St.
Vancouver, B.C. V6C 1V5

FOR IMMEDIATE RELEASE

Cusac Starts Gold Production at Table Mountain

Vancouver, BC, December 18, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the "Company"), reports that the Company has commenced gold production at it's 100% owned and operated Table Mountain Gold Mine in northern British Columbia. Milling of ore from the Rory Vein commenced December 14, 2006. As part of a December 15th tour of the property by media, investors, government officials, and company executives the Company poured a series of commemorative gold wafers bearing the Company's logo. December production is expected to be modest, with production accelerating significantly during the first quarter of 2007. The mine tour and gold pour was captured by BTV Business Television as part of a corporate video presentation that will be broadcast and made available on the Company's web site in the New Year.

"Table Mountain is the only mine in British Columbia to start production in 2006," said Cusac CEO David Brett. "I am very proud of our hard working Cusac team, whose experience and professionalism has been critical to achieving this important milestone for the Company."

Cusac Gold Mines Ltd. is a gold mining and exploration company in existence since 1966. Cusac has a dominant land position in the Cassiar Gold Camp of northern BC, and is producing gold from high-grade quartz veins on Table Mountain. Cusac also owns over 30% of the low-grade, bulk tonnage, million-ounce resource at the Taurus deposit, and is exploring for more bulk-tonnage, disseminated gold mineralization nearby at its 100% owned Taurus II project. Please visit our website www.cusac.com for more details.

CUSAC GOLD MINES LTD.

PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com

Forward Looking Statements